UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 24, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of TIM S.A. (“Company”) are hereby called, pursuant to Section 124 of Law No. 6,404/76, to attend the Company’s Extraordinary General Shareholders’ Meeting (“General Meeting”), to be held, on first call, on June 28th, 2022, at 2.30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, Ground Floor - Auditorium, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

(1)        To ratify the appointment, by the Company’s management, of Apsis Consultoria Empresarial Ltda. (“Appraiser”) as the specialized company responsible for preparing the appraisal report, according to the fair value criteria, on the shares issued by Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”), pursuant to and for the purposes of Section 256 of Law No. 6,404 of December 15th, 1976 (“Corporation Law” and “Appraisal Report,” respectively);

(2)       To approve the Appraisal Report;

(3)       To ratify, pursuant to Section 256 of the Corporation Law, the Company’s acquisition of shares representing 100% of the capital stock of Cozani, as provided in the Share Purchase Agreement and Other Covenants executed, among others, between the Company and Oi S.A. – Em Recuperação Judicial on January 28th, 2021, as amended on April 13th, 2022 (“Transaction”); and

(4)        To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meeting held on April 26th, 2022.

General Directions:

1.        All documents and information regarding the subjects to be analyzed and resolved on at the Extraordinary General Shareholders’ Meeting are at the Shareholders disposal at the Company’s head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

2.        In accordance with Section 4, I, of CVM Instruction No. 481/2009 and for the purposes of CVM Instruction No. 165/1991, we inform that the minimum percentage of participation in the Company’s voting capital to request the adoption of the multiple voting process in the election of the Company’s Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder’s Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law No. 6,404/76.

3.        The Shareholder may participate either in person or represented by a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/76 and of §§ 1 and 2 of Section 12 of the Company's Bylaws, as well as by distance voting ballot, following the detailed guidelines below:

a.	In person: The Shareholder who chooses to participate in person must send a copy of the identity document and the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b.	By proxy: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, in original or notarized copies, as the case may be, and the identification document of the representative, within two (2) business days prior to the Shareholders' Meeting; and

c.	By distance voting ballot: The Shareholder that, pursuant to CVM Instruction No. 481/2009, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company’s shares, or shall send the form directly to the Company and, in any case, the ballot must be received up to seven (7) days prior to the Shareholders’ Meeting, as informed in the Voting Instructions.

4.        The documents mentioned herein must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mrs. Camille Loyo Faria, at Avenida João Cabral de Mello Neto, 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), May 24th, 2022

Nicandro Durante

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 24, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer